

UNITED STATES
### SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Lisa Harper
Chief Executive Officer and Director
Torrid Holdings Inc.
18501 East San Jose Avenue
City of Industry, CA 91748

      **Re:  Torrid Holdings Inc.**
             **Form 10-K for the Fiscal Year Ended January 29, 2022**
             **Filed March 30, 2022**
             **File No. 001-40571**

Dear Lisa Harper:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Trade & Services